EXHIBIT 12.1

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions, except ratios)

	Twenty-Six Weeks Ended
	December 28, 2002(1)	December 29, 2001(2)
Fixed charges:
Interest expense	$135	$154
Interest portion of rental expense	30	30

Total fixed charges before capitalized interest and preference security dividends	165	184
Preference security dividends of consolidated subsidiaries	9	12
Capitalized interest	3	3

Total fixed charges	$177	$199

Earnings available for fixed charges:
Income before income taxes	$798	$448
Less undistributed income in minority-owned companies	5	(1)
Add minority interest in majority-owned subsidiaries	8	10
Add amortization of capitalized interest	12	12
Add fixed charges before capitalized interest and preference security dividends	165	184

Total earnings available for fixed charges	$988	$653

Ratio of earnings to fixed charges	5.6	3.3

(1)	During the first six months of fiscal 2003, the Corporation recorded a pretax credit of $12 in connection with the reversal of certain exit activities and business dispositions and a charge for certain exit activities in the Bakery segment.

(2)	During the first six months fiscal 2002, the Corporation recorded a pretax charge of $188 in connection with certain exit activities and business dispositions.